ANIMAS RESOURCES LTD.                              TSX-V: ANI

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#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

Animas Resources Reports Encouraging Assay Results

From the Escondida & Pirinola Gold Targets and the Tigre Skarn

Press Release Source: Animas Resources Ltd. On Thursday February 11, 2010

VANCOUVER, BRITISH COLUMBIA -- (Marketwire - Feb. 11, 2010)

Highlights:

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Pirinola drilling confirms the persistence a major mineralized zone with 10.05 meters of 2.9 gram per tonne gold, 10.10 meters of 0.89 gpt, and 4 additional intercepts of greater than 10 meters with more than 0.2 gpt Au.

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Drilling in the Escondia Splay target confirm long intercepts of gold mineralization the best being 69.05 meters of 0.22 gpt.

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The El Tigre drilling intercepts significant skarn altered intervals of anomalous Mo, Bi, As, Sb and long intervals of anomalous zinc including 3.2 meters of 2.5 % Zn.

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Gravity survey being completed, target selection will be announced shortly for upcoming drill program for the drill that remains on the property

Animas Resources (TSX VENTURE: ANI - News) is pleased to report the results from the six-hole drilling program designed to test five conceptual, stand-alone targets outside of the main part of the Santa Teresa Mining District.  The initial drilling is now complete on the Escondida, Pirinola, Enedina, Tigre and the SAG targets.  Important gold intercepts at Escondida and Pirinola confirm the significance of these major through-going structures, their role in mineralization and the importance of structural intersections are potentially important targets worthy of follow up drilling.  Significantly elevated zinc and molybdenum values also validate the idea that the El Tigre area has potential for skarn-type zinc and porphyry mineralization and may be worthy of additional work and/or drilling.

The total 2009 drilling program consisted of 5,534.2 meters in 13 holes. Seven of which were drilled in the Toro-Gregorio area and were reported in the December 17, 2009 News Release. The remaining six holes totaling 2,236.95 meters are reported here.  Two holes were drilled at Pirinola Este, and one hole each at the Sag, El Tigre, Enedina, and Escondida Splay targets. Intercepts of more than 3 meters of greater than 0.1 grams of gold per ton are shown below.  The holes at the Sag and Enedina targets did not contain significant gold intercepts.

Summary of drill hole intercepts of greater than 0.100 gpt Au over more than 2 meters

Hole	Interval meters	Thickness meters	Average grade grams/tonne

Escondida Splay ARES-001	57.35 - 61.85 145.00 - 155.45 270.00 - 339.05	4.50 10.45 69.05	0.203 0.160 0.221

Sag ARCS-001		No significant intercepts

El Tigre ARET-001	81.90 - 87.75 98.40 - 101.40 137.70 - 141.45	3.85 3.00 3.75	0.233 0.220 0.246

Pirinola ARPR-004	48.50 - 53.00 133.40 - 143.85 149.75 - 162.00 244.55 - 248.50 263.20 - 267.20	4.50 10.45 12.25 3.95 4.00	0.318 0.214 0.264 0.232 0.485

ARPR-005 (including)	136.85 - 146.90 142.95 - 146.90 194.30 - 197.75 226.20 - 236.30 240.35 - 245.80 250.80 - 262.15	10.05 3.95 3.45 10.10 5.45 11.35	2.900 6.210 0.583 0.889 0.130 0.276

Enedina AREN-001	No significant intercepts

Escondida Splay

The Escondida Splay hole (ARES-001) intersected strongly hornfelsed sedimentary rocks throughout its entire length and strongly anomalous gold was encountered from 243 meters to the bottom of the hole at 368 meters. Two intervals of 10-20 meters each contained approximately one-third of a gram of gold. These are very significant intervals of gold that will require further analysis and drilling to determine the importance and extent of this mineralization. This target is a major, east-west-trending, gold bearing structure where the best known host rocks remain untested.

Pirinola

Both of the Pirinola holes encountered significant intervals of gold mineralization including a 3.95 meter interval of 6.21 gpt Au in ARPR-005 within an interval of about 10 meters of 2.90 gpt Au. Deeper in this same hole, there is another 10 meter interval of 0.889 gpt Au. The Amelia -Pirinola gold mineralization is associated with a major east-west-trending fault that has been mapped on the surface for several kilometers.

El Tigre

Although the El Tigre hole contained only minor gold, although significant intervals of anomalous Mo, Zn, Bi, As, and Sb were intersected in strongly hornfelsed and locally skarned sedimentary rocks. This style of alteration and associated mineralization is common to the margins of major porphyry copper/molybdenum and intrusive-related zinc skarn systems. There are several zones of anomalous zinc throughout this hole including a 3.2 meter interval that averages 2.5% Zn. The entire hole contains anomalous molybdenum with a maximum value of 1075 ppm Mo. The bottom half of the hole also contains anomalous bismuth, arsenic, and antimony.

Gregory E. McKelvey, President of Animas, commented, "Our program to test several of the stand alone large targets resulted in verifying that El Tigre is a mineralized skarn system in a major altered area with base metal intercepts common to large skarn systems. This target is clearly worthy of follow up. One drill hole alone does not test a major target yet it is encouraging to have significant intercepts of halo elements common in large skarn and intrusive systems.

The major gold rich structures at Escondida, Pirinola and Viviana are also large valid large targets with real potential for good grades."

Upcoming Exploration

Animas is currently are completing a gravity survey centered on the known mineralized areas. The objective is to further refine the major skarn areas, and select specific drill locations for the Tigre, Escondida, Pirinola, and Viviana targets. The team is finishing a detailed review of the drill hole multi-element geochemistry, modeling the magnetics over select target areas and reviewing all the targets in light of the 2009 results. The drill rig remains on the property and the Company will announce the targets for drill testing upon completion of the gravity surveys.

Gregory E. McKelvey, President & CEO, further commented that, "We are fortunate to have the time over the holidays to review and use these new data to best design our next round of drilling."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

www.animasresources.com